Albert Lung
650.843.7263
alung@morganlewis.com

June 14, 2011

VIA EDGAR & EXPRESS MAIL

Kathleen Collins, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Pansoft Company Limited
Form 20-F for the Fiscal Year Ended June 30, 2010
Filed on November 8, 2010
File Number: 001-34168

Dear Ms. Collins:

On behalf of Pansoft Company Limited (the “Company”), we submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated May 16, 2011 (the “Comment Letter”), with respect to the Company’s filings referenced above.  In the Comment Letter, the Staff requested the Company to respond within 10 business days.   On May 31, 2011, the Company filed a letter with the Commission requesting an additional 10 business days to respond to the Comment Letter, i.e., by June 14, 2011.  Based on our prior conversation with the Staff on June 13, 2011, we hereby request another 10 business days to respond to the Comment Letter, i.e., by June 28, 2011.  The extension is requested mainly to provide the Company and its auditing committee with additional time to complete its review of the Company’s records in response to the Commission’s comment on the Company’s revenue recognition policy in the Comment Letter.

*    *    *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Albert Lung

Albert Lung

cc:	Megan Akst
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Guoqiang Lin
Chief Executive Officer
Pansoft Company Limited

Allen Zhang
Chief Financial Officer
Pansoft Company Limited